# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Southland Holdings, Inc., CIK 0001883814
CUSIP: 84445C100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1100 Kubota Drive, Grapevine, Texas (TX), 76051
Date of event which requires filing of this statement: 12/27/2024
Amends the filing with accession number 0001829126-23-001667
Filed by CIK 0001965926
Persons authorized to receive notices and communications: Walter Timothy "Tim" Winn, 1100 Kubota Drive, Grapevine, Texas (TX), 76051, 817-293-4263

## Reporting persons
- Walter Timothy "Tim" Winn (CIK 0001965926): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,906,207; shared voting power 1,675,863; sole dispositive power 1,906,207; shared dispositive power 1,675,863; aggregate amount beneficially owned 3,582,070 (6.6% of the class)
  Comment: (1) Represents 1,906,207 shares of common stock, par value $0.0001 per share ('Common Stock'), of Southland Holdings, Inc. (the 'Company') held directly by the Reporting Person.
  
  (2) Represents 1,675,863 shares of Common Stock of the Company held by trusts established for the benefit of the children of the Reporting Person. The Reporting Person may be deemed to have shared voting and/or dispositive power over the shares of Common Stock of the Company held by such trusts, as Trustee of such trust or otherwise under the terms of such trusts. Pursuant to a final divorce decree issued on November 15, 2023 and a settlement agreement between the Reporting Person and his ex-wife, the Reporting Person no longer beneficially owns any shares of Common Stock of the Company held (a) directly by his ex-wife, or (b) by a trust established for the benefit of the children of the Reporting Person which his ex-wife manages as Trustee, that were previously reported as beneficially owned by the Reporting Person or otherwise. The Reporting Person does not retain voting or dispositive power over such shares.
  
  (3) Based on the sum of (a) 48,105,512 shares of Common Stock of the Company outstanding on November 1, 2024, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024 plus (b) 5,830,899 shares of Common Stock of the Company issued pursuant to certain Securities Purchase Agreements, as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Southland Holdings, Inc.
Address of issuer's principal executive offices: 1100 Kubota Drive, Grapevine, Texas (TX), 76051
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 24, 2023 (the "Schedule"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock") of Southland Holdings, Inc. (the "Company"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule. Except as otherwise provided herein, each Item of the Schedule remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

On March 22, 2023, upon the final calculation of the Company's audited financial statements for the year ended December 31, 2022, it was determined that the Southland Members were entitled to receive 3,448,283 shares of Common Stock of the Company as Earnout Merger Consideration (such shares of Common Stock, the "Earnout Merger Consideration Common Shares") in respect of the achievement of the 2022 Base Target (as defined in the Merger Agreement). On April 27, 2023, as Southland Members, (i) the Reporting Person was issued 141,807 Earnout Merger Consideration Common Shares, (ii) the Walter Timothy Winn 2015 Irrevocable Trust (the "Tim Trust") was issued 155,173 Earnout Merger Consideration Common Shares, (iii) the Debra Nicole Winn Irrevocable 2020 Trust (the "Nikki Trust") was issued 155,173 Earnout Merger Consideration Common Shares, and (iv) the Reporting Person's ex-wife was issued 168,539 Earnout Merger Consideration Common Shares.

On or about November 15, 2023, all of the Merger Consideration Common Shares and Earnout Merger Consideration Common Shares held by the Tim Trust and the Nikki Trust were transferred to trusts established for the benefit of the children of the Reporting Person, pursuant to a final divorce decree issued on November 15, 2023 and a settlement agreement between the Reporting Person and his ex-wife (collectively, the "Divorce Documents"). Additionally, the Reporting Person previously purchased 2,500 shares of Common Stock of the Company on the open market with cash.

On March 25, 2024, the Company issued 15,767 shares of Common Stock to the Reporting Person pursuant to the Company's 2022 Equity Incentive Plan, of which 370 shares of Common Stock were withheld to satisfy tax withholding obligations.

On December 27, 2024 (the "Closing Date"), the Company entered into a Securities Purchase Agreement with the Reporting Person pursuant to which the Company agreed to issue to the Reporting Person 219,002 shares of Common Stock, in exchange for the full satisfaction and discharge of (i) an aggregate of $283,266.00 under three promissory notes held by the Reporting Person with an aggregate original principal amount of $2,250,000 and (ii) $467,914.06 under that certain promissory note, dated March 15, 2024, with an original principal amount of $466,734.26, based on a price per Share of $3.43.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows:

Pursuant to the Divorce Documents, the Reporting Person no longer beneficially owns any shares of Common Stock of the Company held directly by his ex-wife that were previously reported as beneficially owned by the Reporting Person or otherwise. The Reporting Person does not retain voting or dispositive power over such shares.

The securities covered by the Schedule and this Amendment No. 1 were acquired for investment purposes.

The Reporting Person currently serves as (i) a Class III Director of the Company and (ii) Co-Chief Operating Officer and Executive Vice President of the Company. As a director and officer of the Company, the Reporting Person may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person retains the right to change his investment intent and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by the Reporting Person, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented as follows:

The aggregate number and percentage of the outstanding shares of Common Stock of the Company beneficially owned by the Reporting Person are as follows: 3,582,070shares of Common Stock, constituting 6.64% of the Common Stock of the Company issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and supplemented as follows:

Sole power to vote or direct the vote: 1,906,207(1)

Shared power to vote or direct the vote: 1,675,863(2)

Sole power to dispose or direct the disposition of: 1,906,207(1)

Shared power to dispose or direct the disposition of: 1,675,863(2)

(1) Represents 1,906,207 shares of common stock, par value $0.0001 per share, of Southland Holdings, Inc. held directly by the Reporting Person.

(2) Represents 1,675,863 shares of Common Stock of the Company held by trusts established for the benefit of the children of the Reporting Person. The Reporting Person may be deemed to have shared voting and/or dispositive power over the shares of Common Stock of the Company held by such trusts, as Trustee of such trust or otherwise under the terms of such trusts. Pursuant to a final divorce decree issued on November 15, 2023 and a settlement agreement between the Reporting Person and his ex-wife, the Reporting Person no longer beneficially owns any shares of Common Stock of the Company held (a) directly by his ex-wife, or (b) by a trust established for the benefit of the children of the Reporting Person which his ex-wife manages as Trustee, that were previously reported as beneficially owned by the Reporting Person or otherwise. The Reporting Person does not retain voting or dispositive power over such shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented to add the following:

On Closing Date, the Company entered into a Securities Purchase Agreement with the Reporting Person pursuant to which the Company agreed to issue to the Reporting Person 219,002 shares of Common Stock, in exchange for the full satisfaction and discharge of (i) an aggregate of $283,266.00 under three promissory notes held by the Reporting Person with an aggregate original principal amount of $2,250,000 and (ii) $467,914.06 under that certain promissory note, dated March 15, 2024, with an original principal amount of $466,734.26, based on a price per Share of $3.43.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On Closing Date, the Company entered into a Securities Purchase Agreement with the Reporting Person pursuant to which the Company agreed to issue to the Reporting Person 219,002 shares of Common Stock, in exchange for the full satisfaction and discharge of (i) an aggregate of $283,266.00 under three promissory notes held by the Reporting Person with an aggregate original principal amount of $2,250,000 and (ii) $467,914.06 under that certain promissory note, dated March 15, 2024, with an original principal amount of $466,734.26, based on a price per Share of $3.43.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add:
Exhibit 5 - Securities Purchase Agreement, dated as of December 27, 2024, by and between Walter Timothy Winn and Southland Holdings, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on December 30, 2024).

## Signatures
- Walter Timothy "Tim" Winn: /s/ Walter Timothy "Tim" Winn, Walter Timothy "Tim" Winn (12/31/2024)